Exhibit 2.1
THIS AMENDMENT NO. 3 TO THE STOCK PURCHASE AGREEMENT, dated as of June 24, 2025 (“Amendment #3”) amends that certain Stock Purchase Agreement, dated May 22, 2023 as amended or modified by (i) that certain Amendment No. 1 dated as of June 15, 2023, (ii) that certain Amendment No. 2 dated as of January 8, 2025, (iii) that certain Side Letter dated August 7, 2023, (iv) that certain Side Letter dated October 27, 2023, and (v) that certain Side Letter dated November 1, 2023 ( collectively the “Agreement”), by and between American International Group, Inc. (“Parent”) and RenaissanceRe Holdings Ltd. (“Acquiror”). Capitalized terms used but not defined in this letter agreement have the meaning given to such terms in the Agreement.

Parent and Acquiror hereby agree that, with effect as of May 22, 2023:

1.Section 2.09(b) of the Agreement shall be deleted and replaced in its entirety with the following:

(b) Commencing with the calendar year ending December 31, 2025, within seventy-five (75) days after the close of each calendar year, the Acquiror shall deliver, or cause to be delivered, to Parent a report (the “Annual Report”), each in a form mutually acceptable to the Acquiror and Parent, containing a calculation, with reasonable supporting detail, of the (i) Year-End Loss Reserves as of the end of such calendar year, (ii) Losses actually paid during the calendar year, (iii) Recoveries during the calendar year, (iv) a calculation of the Paid Net Loss as of the end of the calendar year, (v) Year-End Covered Losses, (vi) the Reserve Cover Amount with respect to such calendar year and (vii) the Reserve Settlement Amount with respect to such calendar year (each of (i) though (vii), a “Specified Item”) and all additional information as may be reasonably requested by Parent to allow Parent to evaluate the information set forth in such Annual Report.

2.This Amendment may be executed in two or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or other means of electronic transmission (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) shall be as effective as delivery of a manually executed counterpart of this Amendment.

3.Except as expressly set forth herein, the terms, provisions and conditions of the Agreement and the other Transaction Agreements remain in full force and effect and nothing in this letter agreement will constitute a waiver of compliance with respect to the Agreement or any other Transaction Agreement in any other instance, or change, amend, supplement or modify, or be construed as a change, amendment, supplement or modification to, any other term, provision or condition of the Agreement or any other Transaction Agreement.

Exhibit 2.1
The provisions of Section 11.01 (Notices), Section 11.03 (Severability), Section 11.04 (Entire Agreement), Section 11.05 (Assignment), Section 11.06 (No Third-Party Beneficiaries), Section 11.07 (Amendment; Waiver), Section 11.09 (Governing Law; Venue; Waiver of Jury Trial), and Section 11.10 (Rules of Construction), and Section 11.13 (Counterparts) of the Agreement are hereby incorporated into and will apply to this letter agreement mutatis mutandis.

Please indicate your acceptance of this letter agreement by countersigning this letter agreement.

RENAISSANCERE HOLDINGS LTD.

By:/s/ Shannon L. Bender
Name: Shannon L. Bender
Title: General Counsel

AMERICAN INTERNATIONAL GROUP, INC.

By:/s/ Charles Fry
Name: Charles Fry
Title: Executive Vice President